GIBSON DUNN	200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000 www.gibsondunn.com

Glenn R. Pollner
Direct: +1 212.351.2333
Fax: +1 212.351.6333 GPollner@gibsondunn.com

May 10, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief – Legal

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1
File No. 333-187859

Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated May 3, 2013 in connection with the above referenced registration statement (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. For ease of reference by the Staff in reviewing the responses, we have set forth below each of the numbered comments of your letter and the Company’s response thereto. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 1 in paper format, which have been marked to show changes from the initial filing of the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

In addition, in response to comment number 1 included in the Staff’s comment letter dated January 8, 2013, the Company is supplementally providing to the Staff concurrently herewith a copy of a presentation used by the Company in a meeting with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). No other written communications have been presented by the Company to potential investors in reliance on Section 5(d) of the Securities Act.

Our Company

Our Formation Transactions

Liquid Partners, LLC, page 5

1.	We note your statement that you acquired Liquid Partners in May and July of 2012 in transactions that involved Edward Feigeles and Douglas J. Von Allmen. Please describe this “involvement” and the purchase agreement entered into in December 2011 which appears to have also included Messrs. Feigeles and Von Allmen. Refer to the first bullet point paragraph on page 53.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 53 of the prospectus to make it clear that the Company purchased its interest in Liquid Partners from Liquid Partners’ members, including Mr. Feigeles, a former director of the Company, and an entity controlled by Mr. Von Allmen. Mr. Feigeles had a 15% ownership interest in Liquid Partners and Mr. Von Allmen had a 37.5% ownership interest in Liquid Partners through the Douglas J. Von Allmen Trust dated April 25, 1989 (an entity controlled by Mr. Von Allmen). In addition, further detail has been added to the Liquid Partners, LLC disclosure in the section titled “Certain Relationships and Related Party Transactions—Formation Transactions” on page 119 of the prospectus.

Organizational Chart, page 8

2.	Please provide us with an organizational chart depicting your structure upon your formation (e.g., as of April 24, 2012).

Response: The Company acknowledges the Staff’s comment and is supplementally submitting to the Staff concurrently herewith the requested organizational chart depicting the Company’s structure upon formation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share Based Compensation, page 69

3.	Please identify any third-party specialists who have provided valuations for consideration in determining the fair value of your common stock. Identify for which transactions the valuation reports were utilized. Describe the approach or basis underlying these valuations. Indicate whether these valuations corroborated the fair value as determined by your arm’s length transactions. In addition, tell us what consideration you gave to providing disclosure as indicated in Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

Response: The Company engaged an independent valuation firm, Citrin Cooperman & Company, LLP (“Citrin Cooperman”), to assist management of the Company in estimating the fair value of the Company’s common stock. In response to the Staff’s comment, the Company has revised the disclosure in the prospectus to make clear that the fair values of the common stock were estimated by the Company’s management, with consideration given in certain cases to valuation analyses performed by an unrelated third party valuation expert. Since the Company’s management made the estimation of the fair value of the common stock, the Company respectfully submits that Rule 436 is not applicable and that there is no need to provide a written consent of Citrin Cooperman.

The Company’s management considered the third-party valuation reports for all transactions that were not conducted on an arm’s length basis. All valuations of the Company’s stock utilized the market approach based on arm’s length transactions in the Company’s stock and estimates of the IPO date and enterprise value. These valuations corroborated the fair value determined by the valuation of the arm’s length transactions.

This market valuation approach and method was used because it was not possible to utilize other valuation approaches or methods. An income approach methodology could not be utilized because there were no reliable projections as of the different valuation dates, and a guideline public company methodology could not be utilized because the Company had little revenue and no earnings to use as the basis for such methodology.

4.	Explain why the fair value per shares on April 25, 2012 on page 70 and 71 are different ($67,604 vs. $112,779).

Response: The Company acknowledges the Staff’s comment and advises the Staff that the $67,604 fair value per share represents the average fair value per common share of the equity awards dated April 25, 2012, including shares subsequently issued to non-dilutive unit recipients to maintain their stated percentage interest.

The $112,779 fair value per share equals the fair value of the non-dilutive shares on April 25, 2012. However, the shares transferred on April 25, 2012 were not non-dilutive. The shares in the transaction were common shares with a fair value of $67,604 per share.

The use of $112,779 as the fair value per common share for the April 25, 2012 transaction resulted in the Company recording share-based compensation expense in the amount of $178,744 for the year ended December 31, 2012. If the Company had used the correct fair value per common share of $67,604 for the April 25, 2012 transaction, there would have been no share-based compensation charge. As a result, the April 25, 2012 transaction has been removed from the table on page 71 and the disclosure on pages 73 and 105.

In determining whether this error would require a restatement of the December 31, 2012 financial statements, which have been included in the Form S-1, the Company refers to SEC Staff Accounting Bulletin No. 99 – Materiality to determine (1) the materiality of the change in fair value per common unit from a quantitative perspective and (2) whether there is substantial likelihood that a reasonable person would consider it important.

The Company advises the Staff of the following elements of its quantitative analysis of the materiality of this transaction:

•	Compensation expense is overstated by $178,744 or 0.6%;

•	The income tax benefit would not change as the share-based compensation in question is treated as a nondeductible expense for income tax purposes;

•	The net loss is overstated by $178,744 or 0.4%;

•	Capital contributed and accumulated deficit are each overstated by $178,744 or 0.2% and 0.4%, respectively; and

•	Basic and diluted loss per unit is overstated by $123 per unit or 0.4%.

From a quantitative perspective, the Company believes that the misstatements reported as a result of using an incorrect fair value per common share amount in the April 25, 2012 transaction are not material to the December 31, 2012 consolidated financial statements taken as a whole. In addition, the Company does not believe that the judgment of a reasonable person relying on these financial statements would have been changed or influenced by the correction of the transaction in question. Based on the foregoing, the Company does not believe that the error made in calculating the share-based compensation adjustment for this transaction would warrant a restatement of the December 31, 2012 consolidated financial statements.

5.	Please identify the parties and circumstances surrounding all of the “arm’s length transactions” that occurred at “various points in time” that are referred to on page 69. Describe your basis for concluding that such transactions were at “arm’s length.” We refer you to ASC 820-10-35-54.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the arm’s length transactions are the transactions dated January 10, April 24, July 23, and October 23, 2012 (collectively, the “Transactions”). The Company has revised the disclosure in the prospectus beginning on page 70 to disclose which of the transactions were conducted at arm’s length.

The Company determined that the Transactions were conducted at arm’s length for the following reasons:

•

January 10, 2012: The members of LTI, LLC, who exchanged their interests in LTI, LLC for interests in the Company, were the first outside investors in what was to become the Company. The Company had not yet been formed, and none of the members of LTI, LLC had any agreements with the Company regarding any services that would benefit the Company or its Predecessor Companies. None of the members of LTI, LLC were board members, employees or executives of the Company at the time of the exchange. This transaction was therefore deemed to be an arm’s length transaction.

•

April 24, 2012: The investment was made by Mr. Von Allmen, through his entity HA Investments III, LLC (“HA”). Mr. Von Allmen is an outside financial investor in the Company. Neither Mr. Von Allmen nor HA had or has any agreements with the Company regarding any services that would benefit either the Company, Mr. Von Allmen or HA. Mr. Von Allmen was not and is not a board member, executive or employee of the Company. This transaction was therefore deemed to be an arm’s length transaction.

•

July 23, 2012: This investment was made by Jeff Arsenault, through his entity Old Greenwich Capital Partners (“Old Greenwich”). Old Greenwich is an investment manager of a “fund of funds,” which is a fund that invests in other hedge funds. While Old Greenwich may refer hedge fund customers to the Company in the future, to date he has not and the Company does not expect any meaningful business from either Mr. Arsenault or Old Greenwich. Neither Mr. Arsenault nor Old Greenwich had or has any agreements with the Company regarding any services that would benefit either the Company, Mr. Arsenault or Old Greenwich. Mr. Arsenault was not and is not a board member, executive or employee of the Company. This transaction was therefore deemed to be an arm’s length transaction.

•

October 23, 2012: This investment was made by Milton Dresner, an outside investor in the Company. While Mr. Dresner may refer investment managers with whom he has invested as technology clients of the Company, to date he has not and the Company does not expect any meaningful business from Mr. Dresner. Mr. Dresner neither had nor has no agreements with the Company. Mr. Dresner was not and is not a board member, executive or employee of the Company. This transaction was therefore deemed to be an arm’s length transaction.

In order to determine which transactions were arm’s length transactions, and therefore indicative of the fair value of the Company, the Company’s management considered whether each transaction party was (a) a board member of the Company, (b) an executive of the Company or (c) an employee of the Company. For transactions where the purchaser had such a relationship with the Company, this factor suggested a greater possibility that a transaction was not conducted at arm’s length.

The Company’s management also considered whether each purchaser of common stock had a non-employee business or other significant relationship with the Company. For transactions where the purchaser had such a relationship with the Company, this factor suggested a greater possibility that a transaction was not conducted at arm’s length.

After performing the above analysis, the Company’s management made a determination as to whether each transaction was arm’s length. This decision for each transaction was subjective in nature and did not depend on any single characteristic of the purchasing party. Transactions that were determined to be conducted at arm’s length were then utilized to estimate the fair value of the stock.

Regarding ASC 820-10-35-54, the Company’s management considered all of the above transactions to be orderly transactions, none of which were made under duress.

6.	Please identify the “entity controlled by Mr. Von Allmen” as part of your discussion surrounding your April 24, 2012 valuation. Please summarize any interest Mr. Von Allmen had with the Liquid Holding Group, Liquid Predecessors, and significant shareholders. Explain why the purchase price of his investment significantly exceeded your estimate of fair value. Additionally, explain why the fair value decreased from April 25, 2012 to October 1, 2012.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 72 of the prospectus to identify the entity controlled by Mr. Von Allmen as HA Investment III, LLC. Through this entity Mr. Von Allmen acquired his initial 7.14% interest in the Company, which subsequently increased to 8.33% per the terms of a subscription agreement dated April 24, 2012 (“Subscription Agreement”). Pursuant to the terms of the Subscription Agreement, Mr. Von Allmen was entitled to receive Non-dilutive Common Units and certain registration rights penalty shares in the event the Company did not complete its IPO by certain dates. Mr. Von Allmen acquired an additional 2.85% interest in the Company through the Douglas J. Von Allmen Trust dated April 25, 1989, an entity controlled by Mr. Von Allmen, in exchange for his 37.5% interest in Liquid Partners.

Pursuant to the terms of the Subscription Agreement, Mr. Von Allmen received 139.72 shares (representing 116.90 shares plus 22.82 penalty shares), or 8.33% of the Company’s shares, for an investment of $12,500,000. On April 24, 2012, however, it was expected that he would receive 8.13% (or 136.37 shares) of the Company pursuant to the Subscription Agreement based on the probability of the penalty shares being issued. This 8.13% interest equates to $91,665 per share before the adjustments described in the following paragraph.

For the purpose of comparison with the fair value of the shares on that date, two adjustments must be made. First, the Company paid a 10% finder’s fee on the Von Allmen investment. Therefore, the implied net value of the investment for the Company is $11,250,000 (and not the $12,500,000 paid by Mr. Von Allmen). Second, the fair value of the equity grant common shares on that date included a discount for lack of marketability of 20%. If these adjustments were to be applied, the equivalent price paid by Mr. Von Allmen would be $65,699 (or $91,665 x 90% to adjust for the finder’s fee x 80% to adjust for the discount of lack of marketability). This compares to the fair value per share on April 25, 2012 of $67,604.

7.	Please provide an analysis supporting your share valuations using the market approach for the acquisitions of GMA and LTI. Refer to the first two paragraphs on page 10 of your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the share valuations of the acquisitions of GMA on August 27, 2012 and LTI on September 30, 2012 were calculated considering (1) the previous arm’s length transactions as of those dates and (2) the expected IPO date and enterprise value as of those dates. The following transactions were used to arrive at the valuation for GMA and LTI because they were the most contemporaneous transactions.

The value of the Company on July 23, 2012 was estimated based on two sales of stock to Old Greenwich. These transactions were cumulatively $250,000 for a 0.14% ownership interest in the Company, which resulted in an indicated value of $178,571,000 on a marketable basis.

In order to estimate the value of the Company after the July 23, 2012 transaction, the Company’s management applied a scenario analysis using the following dates, estimated IPO enterprise value and probabilities based on management’s estimates:

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
IPO Date	11/30/2012	11/30/2012	12/31/2012	12/31/2012	12/31/2013
IPO Enterprise Value	$250,000,000	$225,000,000	$250,000,000	$225,000,000	$250,000,000
Probability	25%	25%	20%	20%	10%

This analysis resulted in a weighted average IPO enterprise value of $238,750,000 on a marketable basis as of January 21, 2013, which represents the weighted average IPO date.

The value of the Company on the interim dates was calculated assuming the daily price change, expressed as a percentage, increased each day during the period proportional to the number of days in the period.

The methodology described above resulted in an enterprise value of $180,546,000 on August 27, 2012. Based on the expected time to a liquidity event, a discount for lack of marketability was applied, which resulted in a nonmarketable value of $169,986,000. When multiplied by the 11.75% interest the GMA shareholders received in the Company, this resulted in a value of $19,973,000 for the acquisition of GMA.

The methodology described above resulted in an enterprise value of $186,258,000 on September 30, 2012. Based on the expected time to a liquidity event, a discount for lack of marketability was applied, which resulted in a nonmarketable value of $177,884,000. When multiplied by the 2.86% interest the LTI, LLC shareholders received in the Company, this resulted in a value of $5,079,000 for the acquisition of LTI.

Industry, page 79

8.	With respect to data attributed to third party sources, such as Hedge Fund Research, Inc. and the Future’s Industry Association, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

Response: In response to the Staff’s comment, we are supplementally submitting to the Staff concurrently herewith the requested reports and other written documents, marked to highlight the referenced sections for the Staff’s review. The Company advises the Staff that neither the Company nor any offering participants commissioned any of the third party reports referenced in the disclosure, none of these reports was prepared for this offering, and all of these reports are publicly available for no charge, except for the HFR Market Microstructure Industry Report (3Q, 2012) and the HFR Global Hedge Fund Industry Report (Year End, 2012), which are industry reports available for purchase by the public. These reports were purchased by the Company and are used with the permission of HFR.

Principal and Selling Stockholders, page 115

9.	We note the disclosure in this section that the number of shares of common stock to be outstanding after this offering gives effect to additional issuances of common stock being offered to certain stockholders pursuant to certain contractual obligations to occur in connection with the consummation of this offering. In your response letter, please provide a reasonable detailed analysis showing that the issuance transactions with respect to the shares to be offered for resale were complete at the time the registration statement was filed. Refer to Question 139.11 of our Security Act Sections Compliance and Disclosure Interpretations.

Response: The Company has not yet determined who will be named as the selling stockholders (the “Selling Stockholders”). However, it is the Company’s intention to limit the shares of common stock to be sold by the Selling Stockholders to shares of common stock that were acquired in completed transactions prior to the filing of the Registration Statement on April 11, 2013. While the Company intends to permit the Selling Stockholders to sell common stock in the offering as an accommodation to these stockholders, it has no contractual obligation to do so.

Certain Relationships and Related Party Transactions

Other Transactions, page 120

10.	Please revise the discussion of your transactions with QuantX to disclose the dollar value of the transactions. Refer to Item 404(a)(3) of Regulation S-K. Also, discuss in this section your consulting arrangement with Liquid Trading Management, as discussed in Note 2 to the 2012 Summary Compensation Table on page 107, and file any related agreements as exhibits. Refer to Items 404(a) and 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 121 of the prospectus regarding transactions with QuantX to reflect the dollar value of the transactions. In addition, the Company has added disclosure on page 121 of the prospectus regarding the Company’s consulting arrangement with Liquid Trading Management and advises the Staff that is has filed the consultation services agreement between LTI, LLC, a subsidiary of the Company, and Liquid Trading Management as Exhibit 10.17.

Shares Eligible For Future Sale

Lock-Up Agreements, page 128

11.	You state that “substantially all” of your stockholders have entered into lock-up agreements. Please provide quantitative context for use of the term “substantially all.” For example, consider disclosing the minimum number of shares subject to the lockup as of the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company currently is in the process of obtaining lock-ups from its shareholders. The Company will provide more detailed information with respect to the extent of these lock-ups in a subsequent amendment to the Registration Statement.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation

Organization, page F-11

12.	We note your response to prior comment 47. Please tell us what consideration was given to the possibility of the existence of a control group underlying your formation transactions and acquisitions. In this regard, in addition to control by Mr. Ferdinand, please provide an analysis of how you assessed control amongst the GMA, Liquid Partners (“Centurion”) and LTI entities. Specifically address each entity and the interests of Messrs. Ferdinand, Keller, Feigeles, Von Allmen and Schaeffer. Consider both controlling interests and effective control of each entity. Identify the accounting literature that supports your accounting.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it did consider the possibility of the existence of a control group underlying the Company’s formation transactions. As described in the Company’s comment letter response dated April 11, 2013, the Company concluded that certain entities comprising Liquid Predecessor Companies were under the common control of Mr. Ferdinand. However, the Company believes that although it was a newly formed entity, it had substantive pre-acquisition activities other than to issue shares to the shareholders of the acquired companies, including employment of key management, formulations of plans to hire externally unrelated executive and financial managers such as the CEO and CFO, the private issuance of equity to fund initial operations on April 24, 2012 in the amount of $12.5 million, the formulation of key aspects of the business plan and required acquisitions to execute such plans, and other operating activities. Therefore, the Company concluded it was considered substantive and deemed to be the accounting acquirer, as contemplated in ASC 805-10-55-10 through 15. As the Company was determined to be the acquiring entity, each entity that merged into the Company was considered an acquiree in a business combination. Accordingly, the acquisition method was applied to each of the entities merged into the Company. That is, a new basis was measured and recognized for the assets and liabilities of each entity merged into the Company.

The Company also considered whether this set of transactions constituted a non-substantive exchange. However, as described more fully in Annex A to the Company’s comment letter response dated April 11, 2013, based on the significant change in ownership realized by the various parties involved with the contributed entities relative to their ownership in the Company, their respective exchanges were all deemed substantive. In addition, the Company analyzed the GMA, Liquid Partners and LTI entities and all parties involved, and as more fully summarized in Annex A to the Company’s comment letter response dated April 11, 2013, did not identify a control group as contemplated in EITF Issue No. 02-05, Definition of “Common Control” in Relation to FASB Statement No. 141.

13.	In your response to prior comment 48 you refer to GMA’s supermajority voting requirement for major decisions. We note from page A-6 of your response that together, Mr. Ferdinand and Mr. Keller controlled a majority interest in GMA prior to its acquisition. We also note that GMA was formed in April of 2002. Please tell us when Messrs. Ferdinand and Keller acquired their interests in GMA and provide further details of the supermajority voting requirements, including which members held them.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Mr. Ferdinand, through his entity Ferdinand Trading II LLC (“Trading”), and Mr. Keller, through his entity Ferris Ventures LLC (“Ferris”), in the aggregate held 64.2% of the interest of GMA at the time of its contribution to the Company. Messrs. Ferdinand and Keller first acquired their interests in GMA in 2008. In 2008, Mr. Ferdinand, through Trading, and Mr. Keller, through Ferris, each held a 4.35% interest in GMA. In 2012, before GMA was contributed to the Company, Mr. Ferdinand, through Trading, and Mr. Keller, through Ferris, each held a 32.1% interest in GMA.

The Company advises the Staff that under GMA’s limited liability company agreement (the “LLC Agreement”), the power to direct the activities that most substantially impact GMA was vested in the Board of Managers. In addition, under the LLC Agreement, the approval of at least 80% of the managers was required for certain actions. Since Messrs. Ferdinand and Keller only held two board seats out of five total on the Board of Managers, which was reduced to four total immediately prior to the contribution of GMA, they were unable to control GMA. As a result, the Company believes that Messrs. Ferdinand and Keller did not have the majority of decisionmaking rights and therefore did not have control over GMA.

The Company advises the Staff that no individual or group held an 80% supermajority voting interest in GMA. Additionally, the Company advises the Staff that Messrs. Ferdinand and Keller had no shareholders’ agreement between themselves.

14.	Revise this section to clearly identify the entities that were part of the predecessor group. Revise the order of your discussion in order to present the predecessor entities at the beginning of the section. Following the predecessor entity presentation, each acquired entity should then be discussed in the order of its acquisition. Include disclosure of the date of the acquisitions and whether any of your officers, directors or significant shareholders held any ownership interest at any time prior to or at the acquisition date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page F-11 of the prospectus to address the Staff’s comment.

15.	Please revise the paragraph related to GMA to state that all of that entity’s pre-acquisition revenue arose from related party transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the prospectus to address the Staff’s comment.

Note 3. Fair Value Measurements, page F-17

16.	Please indicate why the trading platform acquired from GMA has a fair value of approximately $16.3 million yet GMA’s financial statements do not disclose a significant amount of software development costs. Describe how GMA acquired this platform and how long the platform has been available or in use. In addition, describe how you assessed whether this intangible asset is impaired as of the year ended December 31, 2012. Tell us how much revenue has been earned from this asset and indicate how this amount compares to your projection. Since this asset has an estimated useful life of three years, describe the basis for supporting the recoverability of this asset over the remaining useful life. Compare your projections to your actual revenue to date. Further, revise your critical accounting policy disclosure to discuss and analyze your assumptions on this matter.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s management engaged a third party valuation firm to assist management with the valuation of the GMA software. The firm determined the fair value of the software after consideration of the three appropriate valuation approaches used to value intangible assets: the income approach, the cost approach and the market approach. As part of the fair value determination, the valuation firm used certain inputs, including the estimated time to recreate a software package with identical functionality as well as the total cost required for design, development, testing and implementation of the software application. GMA developed the software from “scratch” and the software consists of approximately 3 million lines of code. GMA expended considerable effort and it took them several years to develop the robust modules comprising the GMA application. The Company advises the Staff that significant effort would be required to recreate this software and, as a result, that the Company’s management believes it is appropriate to ascribe significant value to the package regardless of the recorded historical software development costs. The platform has only been available for use in its current form for several months.

Pursuant to ASC 360-10-35-21, the Company’s management assessed the impairment of the GMA software and considered any indicators of impairment that may be present as of December 31, 2012. Management does not believe any of the indicators of impairment were or are present as of December 31, 2012 or currently. As prescribed in ASC 360, a long-lived asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

As of December 31, 2012, the software was available for sale and was being used by numerous customers and its market acceptance continues to increase. Therefore, the Company’s management believes the expected cash flows from the asset group that includes the GMA software will exceed the carrying value. In addition, over the past year, there have been continuous improvements to the application.

The Company acquired the GMA software trading platform in August 27, 2012. During the period ended December 31, 2012, the Company recognized revenues generated from this asset of approximately $667,000, which represents no significant variation from the Company’s projections.

The Company advises the Staff that the disclosure related to the critical accounting policy ASC 360-10-35-21 is disclosed on page 69 of the prospectus.

Note 5. Founders’ Contributions, Business Combinations and Asset Acquisitions, page F-23

17.	Revise to clearly identify those entities that are deemed a part of the predecessor group.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the prospectus.

18.	Revise your goodwill disclosure to explain in greater detail the reasons for recognizing goodwill for GMA, Centurion, and LTI. We refer you to ASC 805-30-50-1(a). In this regard, you should expand your disclosure to clearly describe the factors that make up goodwill. For example, explain why having Centurion’s trader base test the Company’s trading platform represents goodwill. Describe the number of traders and their professional experience and clearly indicate why the ability to test adds a significant amount of value to the company. Further, tell us whether the trading platform was ready for use and indicate why traders need to test this system.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-28, F-32 and F-33 of the prospectus.

Note 10. Employee Agreements and Share-based Compensation, page F-38

19.	Describe how you are accounting for the “dilutive” provision that precludes the dilution of the 4% grant to Mr. Ferdinand. Cite the accounting literature that supports your conclusion.

Response: The Company advises the Staff that it accounted for the addition of the anti-dilution provision of the 4% grant to Mr. Ferdinand as a modification made in contemplation of an equity restructuring/IPO. The Company determined that it should be treated as a modification of the previous equity award. The Company then compared the fair value of the award pre- and post-modification on the date of the modification, taking into account the effect of the contemplated equity restructuring on the value of the award in accordance with the provisions of ASC paragraph 718-20-55-104. The Company’s management assumed that a market participant would estimate the current interest in the Company as of the grant date of the Ferdinand Incentive Award that would result in holding a 4% interest as of the IPO date after considering expected dilution during the interim time period using a Black-Scholes option pricing model to calculate the value of a put option. Under the Black-Scholes option pricing model, the value of a put option will increase as the current equity value decreases, volatility increases, and when the time to expected exit increases. The addition of the anti-dilution provision gave rise to incremental fair value, which was recognized as compensation expense in the Company’s consolidated statement of operations on the date of the modification.

Liquid Predecessor Companies

Note 3. Business Combinations

Centurion, page F-65

20.	We note that the value of the goodwill recorded in connection with the Centurion acquisition arose from “the value created by having Centurion’s base of traders” to test and use your trading platform. With regard to this statement please tell us the following:

•

Please quantify and describe this “base of traders” and identify the registered broker-dealers with which they are associated. In this regard, tell us whether these traders were associated with ECHOtrade or Liquid Trading International, LLP.

•

We note that on December 13, 2011, Mr. Von Allmen converted a promissory note into capital. Please tell us the percentage ownership that Mr. Von Allmen received as a result of this conversion. Further, we note that Mr. Von Allmen was not among Centurion’s owners on December 30, 2011 when Guernsey acquired Centurion. Please tell us when, and in what manner, Mr. Von Allmen disposed of this interest. Refer to page A-4 of your response.

Response: The Company acknowledges the Staff’s comments and advises the Staff that the Company acquired Centurion in part to utilize Centurion’s established base of experienced traders to test the Company’s trading platform during its development phase and to provide a valuable customer base going forward that would actively use and validate its acceptance by the trading community. This established base of experienced traders referred to in the notes to the Company’s financial statements represents 40 traders in aggregate with an average of over 11 years of relevant industry experience. Specifically, 32 of these traders were associated with ECHOTrade, a registered broker dealer, and 8 traders were associated with Liquid Trading International, a UK-based principal only proprietary trading partnership trading solely for its own account. Liquid Trading International is not a broker dealer under UK or US law. The Company has revised the disclosure on page F-120 of the prospectus to clarify that Liquid Trading International is not a US registered broker-dealer.

The Company advises the Staff that Mr. Von Allmen converted his promissory note into a 37.5% passive interest in Centurion held in the name of D&L Partners LP, an entity controlled by Mr. Von Allmen. D&L Partners LP is the entity that represented Mr. Von Allmen’s ownership in Centurion at the time of the Guernsey acquisition on December 30, 2011.

Liquid Prime Holdings LLC

Report of Independent Registered Public Accounting Firm, page F-73

21.	Please file an audit report that includes the information required by paragraph 9 of AU Section 508. In this regard, the report lacks the identification of the addressee.

Response: The Company acknowledges the Staff’s comment and has revised the audit report on page F-73 of the prospectus to identify the addressee.

Centurion Capital Group, LLC

Note 2. Receivables from Brokers and Dealers, page F-120

22.	We note that receivables from two broker-dealers represent 99.9% of Centurion’s total assets as of December 31, 2010. We note that Messrs. Ferdinand and Keller “partially owned” both broker-dealers, ECHOtrade and Liquid Trading International LLP. Please tell us whether these two entities were Centurion’s only customers.

Response: The Company acknowledges the Staff’s comments and advises the Staff that only ECHOTrade is a registered broker-dealer. Liquid Trading International LLP is a UK-based principal only proprietary trading partnership trading solely for its own account. It is not a broker-dealer under UK or US law. Further, the Company confirms that these are the only two entities to whom Centurion has provided capital; they were not, however, customers of Centurion.

Green Mountain Analytics, LLC

Statements of Operations, page F-125

23.	Please amend to identify revenues and expenses related to related parties. In this regard, refer to your statement on page F-131 that all revenues for the years presented were attributable to related parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-125 of the prospectus.

Note 2. Concentration of Credit Risk, page F-131

24.	We note that the related parties ECHOtrade, LLC, Tower Research LLC and Liquid Trading International are all owned by members of GMA. Please identify the owners, and their percentage holdings, in each of these entities.

Response: The Company acknowledges the Staff’s comments and advises the Staff that Messrs. Keller and Ferdinand own 14.25% and 5.0%, respectively, of ECHOTrade, LLC. Liquid Trading Holdings LLC, an entity controlled by Messrs. Ferdinand and Keller, and SHAF Holdings, an entity controlled by Mr. Schaeffer, own a 36.675% and 10% interest, respectively, in Liquid Trading International. The Company advises the Staff that while Tower Research LLC had an ownership interest in GMA, neither of Messrs. Ferdinand or Keller held an ownership interest in Tower Research LLC. Tower Research LLC did not hold an ownership interest in GMA at the time of its contribution to the Company.

Related Party Transactions, page F-132

25.	Please identify each of the “Other GMA Members” who held an aggregate of 31.8% ownership interest in GMA, as set forth on page A-6 of your response. Identify the percentage ownership of each.

Response: The Company acknowledges the Staff’s comments and is supplementally submitting to the Staff concurrently herewith the requested ownership table for the “Other GMA Members” who held an aggregate 31.8% ownership interest in GMA.

* * *

We hope the foregoing answers are responsive to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me by telephone at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:

Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn and Crutcher LLP